UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ____)*

                          Wilshire Oil Company of Texas
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    971889100
                                 --------------
                                 (CUSIP Number)

                                 Donald Brenner
                                  P.O. Box 721
                            Alpine, New Jersey 07620

                                 (201) 768-3357
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 1, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 971889100

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1.       NAME OF REPORTING PERSON
         Donald Brenner
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [X]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         PF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e) [ ]

         NOT APPLICABLE

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

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NUMBER OF         7.       SOLE VOTING POWER
SHARES                     17,975
BENE-             ______________________________________________________________
FICIALLY
OWNED BY          8.       SHARED VOTING POWER
EACH                       395,081
REPORT-           ______________________________________________________________
ING
PERSON            9.       SOLE DISPOSITIVE POWER
WITH                       17,975

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10.      SHARED DISPOSITIVE POWER
         395,081

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                                      -2-

CUSIP NO. 971889100

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         413,056

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.2%

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14.      TYPE OF REPORTING PERSON
         IN

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Item 1. Security and Issuer

        This statement relates to the common stock, par value $1.00 per share ("Common Stock"), of Wilshire Oil Company of Texas, a Delaware corporation ("Company"), with its principal office located at 921 Bergen Avenue, Jersey City, New Jersey 07306.

Item 2. Identity and Background

        This statement is filed on behalf of Donald Brenner, an individual residing in Alpine, New Jersey. His present occupation is retired. During the past five years, Mr. Brenner has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        The Wilshire shares described herein were acquired from personal funds of members of the Brenner Family over more than the past ten years.

Item 4. Purpose of the Transaction

        The securities are held for investment. Mr. Brenner has no plans for:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

CUSIP NO. 971889100


         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        The shares reported on this Schedule 13D are owned by various members of the family of Donald Brenner or trusts for their benefit. Mr. Brenner has or shares the power to vote the following shares:

        1.        Jerome Brenner Trust "B"                        344,716 Shares
                  Trustees: Donald Brenner and
                  The Trust Company of New Jersey

        2.        Donald Brenner                                   17,975 Shares

        3.        Ginette A. Brenner (wife of Donald Brenner)      42,497 Shares

        4.        Trust for Robert Brenner                          7,725 Shares
                  Trustees: Robert Brenner
                            Ginette Brenner

        5.        Jerome Brenner Muriel Brenner Foundation        143,000 Shares
                                                                  --------------
                                                                  413,056 Shares

        In addition, Mr. Brenner's three adult sons and their children own 96,008 shares of Wilshire Common Stock. Mr. Brenner disclaims beneficial ownership of these shares and disclaims the existence of a group.

CUSIP NO. 971889100

        No transactions in Wilshire Common Stock have been effected by Mr. Brenner during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7. Material to be Filed as Exhibits

Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 2, 2002


                                         /s/ DONALD BRENNER
                                         -------------------------
                                             Name: Donald Brenner